AMENDMENT NO. 1
TO
MEMBERSHIP INTEREST PURCHASE AGREEMENT
BY AND AMONG
SPARK ENERGY, INC.
SPARK HOLDCO, LLC
PROVIDER POWER, LLC
KEVIN B. DEAN
AND
EMILE L. CLAVET

July 26, 2016

AMENDMENT NO. 1
TO
MEMBERSHIP INTEREST PURCHASE AGREEMENT
This AMENDMENT NO. 1 dated as of July 26, 2016 (the “Amendment”), to the Membership Interest Purchase Agreement dated May 3, 2016, (the “Membership Interest Purchase Agreement”) is entered into by and among Spark Energy, Inc., Spark Holdco, LLC, Provider Power, LLC, Kevin B. Dean and Emile L. Clavet (collectively, the “Parties”). Capitalized terms used in this Amendment and not otherwise defined have the meanings given to them in the Membership Interest Purchase Agreement.
R E C I T A L
WHEREAS, the Parties desire to amend the Membership Interest Purchase Agreement to: (i) reflect certain changes in the commercial terms agreed to by the Parties subsequent to the execution of the Membership Interest Purchase Agreement, and (ii) to update, correct and clarify certain provisions of the Membership Interest Purchase Agreement.
A G R E E M E N T S
NOW, THEREFORE, in consideration of the representations, warranties, agreements and covenants contained in this Amendment, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the Parties undertake and agree as follows:

1.	Amendment of Section 2.2(c). Section 2.2(c) is hereby amended and restated in its entirety as follows:

“(c)
An earnout payment constituting an addition to the Base Consideration (the “Earnout”) pursuant to which Seller shall be entitled to receive up to Nine Million Dollars ($9,000,000), and in no event less than Five Million Dollars ($5,000,000), of which One Million Dollars ($1,000,000) shall be payable on March 31, 2017 and the remainder shall be payable on June 30, 2017 based on achievement by the Provider Companies of certain minimum customer counts at weighted average sales prices as of a measurement date of May 1, 2017 (the “Earnout Measurement Date”) as set forth on Exhibit D and subject to the following:

(i)
    the weighted average sales price for purposes of determining the Earnout shall be calculated using weighted average historical volume for the last twelve months of each customer’s historical usage prior to May 1, 2017 multiplied by the customer’s sales price at the Earnout Measurement Date based on Seller’s Position Report produced by Esco Advisors or equivalent as of the Earnout Measurement Date;
(ii)
    the Provider Companies shall be entitled to a budget of up to $2,000,000 for customer acquisition costs for the period from the Closing Date until the Earnout Measurement

Date (the “Earnout Measurement Period“); provided that the average cost to acquire each customer is less than or equal to $80.00 per customer at any given time for customers being acquired during the Earnout Measurement Period and each such customer acquired during the Earnout Measurement Period has positive margin.
For purposes of this subsection (c), “customer” shall mean a valid customer account in Maine, New Hampshire or Massachusetts that is on-flow and current on its account, or budget billing plan, or is performing under a payment plan, but excluding any organic customer additions during the Earnout Measurement Period in any Massachusetts utility district in which Buyer or any of its affiliates are operating, including without limitation BOSTED, CAMB, COMWEL and WMECO, all as determined by Seller’s Position Report and existing account collection procedures.”

2.
Amendment and Restatement of Exhibits C and D. Exhibit C - EXAMPLE OF CALCULATION OF PURCHASE PRICE and Exhibit D- EARNOUT PAYMENT UNDER SECTION 2.2(c) to the Membership Interest Purchase Agreement are hereby amended and restated in their entirety as set forth on Annex A to this Amendment.

3.	Amendment of Section 2.5.

a.	Section 2.5(a) shall be amended such that the first sentence of that subsection is restated as follows:
“(a) Seller shall deposit into escrow (a) Two Hundred Twenty Thousand Dollars ($220,000) of each Installment up to an aggregate total of $2,200,000 (the “Reserve Payment”); less (b) the Installment Interest (together (a) and (b), are referred to as the “Escrow Amount”) to be held in an escrow account held by Compass Bank (BBVA) N.A. (the “Escrow Agent”) on behalf of Buyer and Seller in accordance with an escrow agreement in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”).”

b.
The date on which the Escrow Funds are released under Section 2.5(a) in accordance with the Membership Interest Purchase Agreement shall be changed from the “second anniversary from the Closing Date” to “eighteen (18) months from the Closing Date.”

c.	Section 2.5(b) shall be amended to correct the existing reference from Schedule 5.5 to Schedule 4.14.

4.	Amendment of Article VII COVENANTS OF THE PARTIES. Article VII shall be amended to add the following new section:
Section 7.4 Certain Acknowledgments. Seller acknowledges and agrees that as of the date of this Amendment: (a) it has complied with all of its covenants under Sections 6.1, 6.2, 6.3, 6.5, 6.7 and 6.9; and (b) no conditions exist under Section 7.1 to which Seller’s obligations are subject.

Buyer acknowledges and agrees that as of the date of this Amendment: (a) it has complied with all of its covenants under Sections 6.2, 6.3 and 6.5; and (b) no conditions exist under Section 7.1 to which Buyer’s obligations are subject.

i.	Amendment of Exhibit A. The following term in Exhibit A - DEFINITIONS is amended and restated:
“Escrow Amount” means Two Million Two Hundred Thousand Dollars ($2,200,000.00) (which consists of ten installments of $220,000 under Section 2.5(a)) less the Installment Interest payable under Section 2.5(a).”

ii.	.RESERVED.

iii.	Amendment of Article 10.1. Section 10.1 (d) and (e) are amended and restated as follows:
“(d) the matters set forth on Schedule 3.6 including legal fees and liabilities attributable to the lawsuit between the Provider Companies and Freedom Logistics, LLC (dba Freedom Energy Logistics) to the extent such legal fees and liabilities exceed $550,000, and the State Tax Claim; and
(e) any brokerage or transaction fees and expenses due and payable by any party to Stephens and Company resulting from the transactions contemplated hereby to the extent such fees exceed $100,000.”

iv.
Amendment of Schedule 2.4(a) - Example Calculation of Working Capital. Schedule 2.4(a) shall be amended to include the following two liabilities which are deductions from the calculation of working capital:

a.	Stephens brokerage (“Broker”) fee payable of $100,000
(i)
    In the event that the Broker fee payable is satisfied with Broker by Seller for less than $100,000.00, then the Buyer shall pay to the Seller the difference between $100,000.00 and the final settlement amount with Broker, said amount to be paid to Seller within Fifteen (15) days from the date of execution of a final settlement and release agreement with Broker.
(ii)
    Notwithstanding the foregoing, for the avoidance of doubt, in the event Broker fee payable is satisfied with Broker in excess of $100,000.00, Seller shall bear such costs or such costs shall be subject to Section 10 of the Purchase Agreement.

b.	Loss on Freedom Logistics Litigation of $550,000
(i)
    In the event that the Freedom Logistics Litigation is settled (“Settlement Amount”) in a final adjudicated judgment awarded to plaintiffs in the Freedom Logistics Litigation for less than $550,000.00, then the Buyer shall pay to the Seller the difference between

$550,000.00 and the Settlement Amount, said Settlement Amount shall be paid within Fifteen (15) days from the date of the execution of a settlement and release agreement evidencing the Settlement Amount.
(ii)
    Notwithstanding the foregoing, all costs associated with the Freedom Logistics Litigation, the appeal process and any remand back to the trail court, including attorney’s fees for all defendants in the Freedom Logistics Litigation, as mutually agreed to by the Parties pursuant to a Joint Defense Agreement entered into by the Parties effective as of the Closing Date, in excess of the Settlement Amount shall be borne by Seller.

v.	.Amendment of Article XII, Section 12.12. Section 12.12 is hereby amended and restated as follows:
“Section 12.12 Guaranty of Certain Buyer Obligations. Spark Energy, Inc. hereby guarantees the obligations of the Buyer to pay the Installment Consideration, the Installment Interest, the Earnout and the RPS True-Up due to the Seller in accordance with Sections 2.2(b), 2.2(c), and 2.4(g)”

vi.
Amendment of Additional Schedules. The Schedules to the Membership Interest Purchase Agreement (other than Schedule 2.4(a) which has been amended pursuant to Section 8 above) are hereby amended and restated in their entirety in accordance with Annex B.

vii.
Supplemental Instrument. This Amendment is executed and shall constitute an instrument supplemental to and in amendment of the Membership Interest Purchase Agreement and shall be construed with and as part of the Membership Interest Purchase Agreement. All references herein and in the Membership Interest Purchase Agreement shall be deemed to refer to the Membership Interest Purchase Agreement as amended hereby.

viii.
Ratification of Original Agreement. Except as modified and expressly amended by this Amendment and any other written supplement or amendment executed by the Parties, the Membership Interest Purchase Agreement is in all respects ratified and confirmed, and all of the terms, provisions and conditions thereof shall be and remain in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties has executed this Amendment or has caused this Amendment to be executed by its respective duly authorized officers as of the date first shown above written.
SELLER:

PROVIDER POWER, LLC

By:        /s/ Kevin B. Dean
Name:    Kevin B Dean
Title:    Member

SELLER’S REPRESENTATIVES:

By:    / s/ Kevin B Dean
Name: Kevin B. Dean

By:     /s/ Emile L Clavet
Name: Emile L. Clavet

BUYER:

SPARK HOLDCO, LLC

By:     /s/ Nathan Kroeker
Name: Nathan Kroeker
Title: Chief Executive Officer

GUARANTOR:

SPARK ENERGY, INC.

By:     /s/ Nathan Kroeker
Name: Nathan Kroeker
Title: Chief Executive Officer

ANNEX A TO AMENDMENT NO. 1 TO
MEMBERSHIP INTEREST PURCHASE AGREEMENT
EXHIBIT C
AMENDED AND RESTATED EXAMPLE OF CALCULATION OF PURCHASE PRICE

The numbers below are assumed values only and are included herein solely for illustrative purposes. Actual amounts under the Agreement will be different.

Purchase Price:     $28,000,000
Assumed Outstanding Debt:    $24,000,000
Assumed Accounts Receivable:    $7,000,000
Assumed Unbilled Accts Receivable:    $6,500,000
Assumed Supply Payables    $12,000,000
Assumed Other Liabilities    $1,000,000

1.	Calculation of Net Working Capital: $7,000,000 +6,500,000-12,000,000-1,000,000=$500,000

2.	Calculation of Purchase Price payable at closing:

Outstanding debt    $24,000,000
Less Net Positive Working Capital    ($500,000)
Plus Additional Closing Payment    $1,350,000
Total    $24,850,000

3.	Total Amount payable at closing:
Portion of Purchase Price payable at closing    $24,850,000
Plus Net Working Capital    $500,000
Total    $25,350,000

4.	Deferred Purchase Price payable in installments:
Total Purchase Price    $28,000,000
Less portion already paid at closing    ($24,850,000)
Deferred Purchase Price payable over 10 months    $3,150,000*

*Excludes the earnout payment under Section 2.2(c) which results in a payment to Seller of at least $5,000,000.

ANNEX A TO AMENDMENT NO. 1 TO MEMBERSHIP INTEREST PURCHASE AGREEMENT
EXHIBIT D
AMENDED AND RESTATED EARNOUT PAYMENT UNDER SECTION 2.2(c)

	Customer Count (000s) - As of May 1, 2017(1)
WASP (¢/kWh)	0-110	110 – 120	120 – 130	130 – 140	140-149	150-160	160+
0-9.0	$5.0	$5.0	$5.0	$5.0	$5.0	$5.0	$5.0
9.0 – 9.5	$5.0	$5.0	$5.5	$6.0	$6.5	$7.0	$7.5
9.5 – 10.0	$5.0	$5.5	$6.0	$6.5	$7.0	$7.5	$8.0
10.0 – 10.5	$5.0	$6.0	$6.5	$7.0	$7.5	$8.0	$9.0
Amounts in table represent millions of dollars

(1) In accordance with Section 2.2(c) herein, in no event will Earnout payable to Seller hereunder be less than $5.0 million.